82-34645

DAVIS POLK & WARDWELL

1300 I STREET, N.W.
WASHINGTON, D.C. 20005

1600 EL CAMINO REAL
MENLO PARK, CA 94025

99 GRESHAM STREET
LONDON EC2V 7NG

15, AVENUE MATIGNON
75008 PARIS

450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017
212 450 4000
FAX 212 450 3800

WRITER'S DIRECT
(212)-450-6996

TOKYO 106-6033

3A CHATER ROAD
HONG KONG


06017492

File No. ~~82-5134~~

October 10, 2006

SUPPL

Re: **Telefónica Móviles Perú Holding S.A.A.—Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934**


SEC MAIL
RECEIVED
PROCESSING
OCT 10 2006
WASH. D.C.
213
SECTION

Securities and Exchange Commission,
Division of Corporation Finance,
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of Telefónica Móviles Perú Holding S.A.A. (the "Company") and in connection with the Company's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish to the Securities and Exchange Commission (the "Commission") the following:

1. Letter to CONASEV, dated September 29, 2006, regarding the Shareholders' Meeting of Telefónica Móviles Perú Holding S.A.A. which took place on the same date, and the agreement therein agreed upon.

Please stamp the enclosed copy of this letter and return it to our messenger, who has been instructed to wait. Should you have any questions, please do not hesitate to contact me at (212) 450-6996.

PROCESSED
OCT 24 2006
THOMSON
FINANCIAL

Very truly yours,

Paulina Vargas /mch

Paulina Vargas
Legal Assistant

Enclosures

10/18

Lima, 29 de septiembre de 2006

Señores
Registro Público del Mercado de Valores - CONASEV
Presente.-

REF: "Hechos de Importancia"

De nuestra consideración:

Por la presente, de conformidad con los dispuesto en el artículo 28° de la Ley del Mercado de Valores y la Resolución CONASEV N° 107-2002-EF/94.10, cumplimos con informarles que la Junta General de Accionistas de Telefónica Móviles Perú Holding S.A.A. celebrada el día 29 de septiembre de 2006, adoptó por mayoría absoluta, el siguiente acuerdo:

Delegar las más amplias facultades en el Directorio para que en el momento que lo considere conveniente o necesario a los intereses de la Sociedad, capitalice hasta el íntegro del capital adicional de la Sociedad, ascendente a la suma de S/. 402´427,008.00 (Cuatrocientos dos millones cuatrocientos veintisiete mil ocho y 00/100 Nuevos Soles) y, en consecuencia, proceda al aumento del capital social hasta por dicho monto, así como a la modificación del artículo 5° del Estatuto Social; establezca los montos totales o parciales de la capitalización dentro de los límites aprobados por la junta; fije la oportunidad y modalidad en que se harán efectivas las capitalizaciones del capital adicional; y en general adopte los acuerdos que correspondan para hacer efectivas las capitalizaciones indicadas.

Sin otro particular, quedamos de ustedes.

Atentamente,

Telefónica Móviles Perú Holding S.A.A.

Madeleine Osterling Letts
Representante Bursátil